SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F   ☒              Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                           No ☒

FOR IMMEDIATE RELEASE

SBS BROADCASTING TO ACQUIRE LEADING

NORDIC PREMIUM PAY TELEVISION PROVIDER

CMORE GROUP AB, OPERATOR OF CANAL+ CHANNELS,

FOR EURO 269.6 MILLION

- Significantly Expands Existing Television Footprint in Nordic Region with the
Addition of the Operator of the Canal+ and CMore Premium Pay Channels -

Luxembourg, February 9, 2005 – SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that its wholly owned Swedish subsidiary Kanal 5 Holding AB has agreed to acquire all of the shares of CMore Group AB for Euro 269.6 million in cash.  The purchase price includes approximately Euro 20 million in cash in the CMore Group at December 31, 2004.  The acquisition, which is conditional on approvals from local competition authorities, is expected to close in the second quarter of 2005.  The sellers are primarily private equity funds represented by Baker Capital and Nordic Capital.

CMore Group is the leading Nordic pay entertainment provider with over 770,000 subscribers in Sweden, Norway, Finland and Denmark.  The only provider of both premium sports and premium movies in the Nordic region under the Canal+ and CMore brands, CMore Group enjoys market leading positions in Sweden, Norway and Finland.  The channels are distributed primarily by direct-to-home satellite (DTH), cable, broadband and increasingly by digital terrestrial transmission (DTT).  In 2004 CMore Group had revenues of Euro 181 million from channel subscriptions and other sources.  CMore has had positive net income for the last three years and has no financial debt.

Commenting on the announcement, Markus Tellenbach, Chief Executive Officer of SBS Broadcasting, said: “With a developing pay television market and increasing demand for digital entertainment, the Nordic region is the ideal location for SBS to significantly strengthen its television operations and expand its footprint.  The addition of premium digital pay television channels combined with our existing digital free and basic pay channels creates a powerful digital platform for our viewers, distribution partners and advertisers.  We are also gaining an excellent CMore management team that has delivered impressive returns across its operations.  These new channels will leverage our existing infrastructure creating additional operating leverage and new opportunities to drive revenue.  The acquisition, which is immediately accretive to earnings, also significantly diversifies our revenue streams through the generation of subscription fees.  As a result, following the closing of this transaction more than one-third of our total revenue will be generated from non-advertising-related sources.”

“The acquisition of the Nordic group of Canal+ channels demonstrates SBS’s commitment to its growth strategy and positions the Company to further capitalize on the opportunities that digital technology is creating,” said Harry Evans Sloan, Executive Chairman of SBS.  “By leveraging our management expertise and operating infrastructure we are prudently building upon our existing pan-European footprint to increase and diversify our revenue streams, while utilizing the strength of our balance sheet.”

CMore Group offers a variety of premium pay services to its subscribers throughout the Nordic region, including popular sporting events, movies and series.  Subscribers in each of the countries currently have access to five channels: Canal+ offers a local channel for each of the four Nordic countries featuring first-run movies and live sporting events.  Canal+Film1 and Canal+Film2 offer today’s most popular films, and CMore Film offers classic and library films.  Canal+Sports offers premium national and international sports.  CMore also operates Kiosk, a pay-per-view channel in the four Nordic countries.  CMore has recently launched CMore a la Carte, a subscription-on-demand service in Sweden.

CMore holds the broadcast rights for most leading national and international sports properties, including the English FA Premier League, the Italian Serie A, the top soccer leagues in Sweden and Norway, the premier Swedish ice hockey league and the NHL.

CMore has exclusive film output agreements with most of the leading Hollywood studios providing the latest in popular international films.

SG Cowen & Co., LLC acted as the sole financial advisor to the Company in this transaction.

Conference Call

The Company will host a teleconference today, (Wednesday, February 9, 2005) at 10:00 a.m. (New York Time), which is 4:00 p.m. (Luxembourg Time) to discuss today’s announcement.  To access the teleconference, please dial +1-973-321-1100 ten minutes prior to the start time.  The teleconference will also be available via live web-cast on the Company’s Web site, located at www.sbsbroadcasting.com.  If you cannot listen to the teleconference at its scheduled time, there will be a replay available through February 16, 2005 that can be accessed by dialing +1-877-519-4471 (U.S. callers) or +1-973-341-3080 (international callers), pass-code 5701997.  The web-cast will be archived on the Company’s Web site for two weeks.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that the Nordic region is the ideal location for SBS to enhance its television footprint; the addition of premium digital pay television channels creates a powerful digital platform for our viewers, distribution partners and advertisers, these new channels will create additional operating leverage and new opportunities to drive revenue, that we continue to position the Company to capitalize on the opportunities that digital technology is creating; and by leveraging our local management expertise and operating infrastructure, we are building upon our existing pan-European footprint.  In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, government policy and regulatory requirements; the ability to receive governmental approvals necessary in order to complete the transactions; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; and our success at managing the risks that arise from these factors.  A more detailed discussion of some of these risks is set forth in SBS’s annual report on Form 20F for the year-ended December 31, 2003.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

#  #  #  #  #

Investors:

Press:

Michael Smargiassi /Jon Lesko

Jeff Pryor

Catriona Cockburn

Brainerd Communicators

Pryor Associates

Citigate Dewe Rogerson

Tel: +1 212 986 6667	Tel: +1 818-338-3555	Tel: +44 207 282 2924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 9, 2005

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer